

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2012

Via E-mail
Mark F. Worthington, Esq.
Summit Law Group, PLLC
315 Fifth Ave. S., Suite 1000
Seattle, Washington 98104

> **Re:** **Helix BioMedix, Inc.**
> **Schedule 13E-3**
> **Filed September 11, 2012**
> **File No. 005-80581**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 11, 2012**
> **File No. 033-20897**

Dear Mr. Worthington:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

1. Please advise us as to what consideration was given to whether Mr. Frank Nickell and RBFSC Inc., are affiliates engaged in the going private transaction and, accordingly, should be filing persons on the Schedule 13E-3. Alternatively, please revise the Schedule 13E-3 to include these parties as filing persons. In this regard, we note that Mr. Frank Nickell and RBFSC own 42.4% of the outstanding common stock, will continue to own the same or a higher percentage after the reverse stock split and that the cash-out will be financed with a line of credit established by Mr. Frank Nickell. For help in making this determination, please review Question and Answer 201.05 in the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 section of the Division's Compliance and Disclosure Interpretations, publicly available at our website at www.sec.gov.

2.  Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. You will need to revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing persons added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be procedurally and substantially fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. Refer to Item 8 to Schedule 13E-3 and Q&A No. 5 of Exchange Act Release No. 17719 (Apr. 19, 1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of Helix, and this fact should be reflected in the disclosure. In addition, be sure that each new filer signs the Schedule 13E-3.

3.  We note the disclosure under Items 2 and 3 of the Schedule 13E-3. Please note that the Schedule 13E-3 must incorporate by reference the information contained in the proxy statement in answer to the items of Schedule 13E-3. Refer to General Instruction G of Schedule 13E-3. Please revise so that the information under each item appears in the proxy statement and is incorporated by reference in the Schedule 13E-3.

Preliminary Proxy Statement on Schedule 14A

General

4.  Please revise the proxy statement and the proxy card to indicate that they are "preliminary" copies. Refer to Rule 14a-6(e)(1).

Voting Information, page 5

5.  We note that the directors and executive officers of Helix have indicated that they intend to vote their shares, representing approximately 6% of the outstanding shares, in favor of the reverse stock split. On page 39, the beneficial ownership table reflects that director and executive officers own 9.4% of the outstanding shares. Please revise or advise us. Please also state whether Mr. Frank Nickell, Mr. David Nickell or RBFSC intend to vote in favor of the reverse stock split.

Effects of the Reverse Stock Split, page 5

6.  Please revise to discuss the loss of the rights and protections that the federal securities laws provide to security holders, the substantive disclosure requirements that the federal securities laws, including the Sarbanes-Oxley Act require of public companies, and the reporting obligations for directors, officers and principal

stockholders of public companies.  Please similarly revise the disclosure under "Effects of the Reverse Stock Split" on page 19.

## Questions and Answers About the Reverse Stock Split and the Meeting, page 7

## If I own fewer than 300 shares of Common Stock…, page 8

7.  Please revise throughout the document to clarify that given the limited trading in Helix's common stock, stockholders may not be able to either to buy additional shares in order to own more than 300 shares and continue to be stockholder after the reverse stock split or to sell their shares in order to own 300 or fewer shares and be cashed-out.  Please similarly revise the last sentence of the second paragraph on page 17 under the "Procedural Fairness" section.

## What is the total cost of the Reverse Stock Split to Helix, page 10

8.  We note that $280,000 of the $300,000 cash requirement for the Reverse Stock Split consists of expenses for legal, accounting, financial advisory fees and other costs. Please revise your disclosure to describe these "other costs."  In addition, please revise to include the estimated fees in the table on page 31.

## Special Factors, page 12

## Background of the Reverse Stock Split, page 12

9.  Please revise to describe each contact, meeting, or negotiation that took place regarding the reverse stock split, any alternative structures or transactions and the substance of the discussions or negotiations at each meeting.  Please identify any counsel, the members of management, and any principal stockholders who were present at each meeting.  Please describe the discussions between Cascadia Capital and management and the members of the Special Committee since July 10, 2012. Please also describe how the reverse stock split ratio and the consideration of $0.60 per share for Cashed-Out Stockholders were determined.

10. It appears that many of the factors cited in support of the reverse stock split have been present for some time.  Please revise your disclosure to describe the reasons for undertaking the reverse stock split at this particular time as opposed to another time in the company's operating history.  Please refer to Item 1013(c) of Regulation M-A. This comment applies equally to the disclosure on page 13 discussing your reasons for proposing the reverse stock split.

11. We note that the Special Committee met on June 21, 2012 and discussed a number of firms that could provide the Board with a fairness opinion and requested proposals

from two of these firms. Please revise to describe the method of selecting the financial advisor. Refer to Item 1015(b)(3) of Regulation M-A. For example, please describe why the Special Committee chose to request proposals from the two referenced firms in particular, and why the Special Committee chose to engage Cascadia Capital as opposed to the other firm.

## Fairness of the Reverse Stock Split, page 15

## Substantive Fairness, page 15

12. We note that on pages 39-40, you state that the recent convertible note conversion price was $0.60 per share and that pursuant to the LOC Agreement, Helix agreed to use commercially reasonable efforts to consummate an equity financing at a price of at least $0.60 per share. Please revise to address whether these recent indicators of price were considered by the board in its fairness determination.

## Opinion of Financial Advisor, page 15

13. We note that the board considered the Cascadia Capital fairness opinion in making its fairness determination. Please address how the board determined that the going private transaction was fair to unaffiliated Continuing Stockholders given that the Cascadia Capital fairness opinion was limited to the Cashed-Out Stockholders.

## Going Concern Value, page 16

14. Please revise to quantify the implied valuation range on a going concern basis that was considered by the Board.

## Net Book Value and Liquidation Value, page 16

15. We note that the Special Committee did not consider net book value because it is indicative of historical costs. Please revise to further explain why net book value was not a material indicator. Please also revise to discuss the Board's consideration of net book value and liquidation value.

## Alternatives Considered, page 18

16. We note Helix's "challenging financial conditions" and that under the LOC Agreement, Helix agreed to use reasonable commercial efforts to consummate an equity financing. Please discuss whether an equity financing, sale, merger, or liquidation were considered as alternatives and if applicable, the reasons for rejecting each alternative.

Opinion of Cascadia Capital, page 24

17. Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13E-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize any and all presentations made by Cascadia during the evaluation of the transaction and file any written materials, such as any board books or presentation materials, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A that you have not already filed as exhibits. Among other items, the written materials required to be filed could include analyses, talking papers, drafts, summaries or outlines.

18. Please revise your disclosure to indicate whether Cascadia Capital determined the amount of consideration to be paid or recommended the amount of consideration to be paid to Cashed-Out Stockholders. Please refer to Item 1015(b)(5) of Regulation M-A.

19. We note your disclosure on page 25 that as part of its documents reviewed, Cascadia Capital examined "financial forecasts." Please revise to disclose the financial forecasts that were reviewed by Cascadia Capital.

Summary of Financial Analyses by Cascadia Capital, page 26

20. As currently drafted, the discussion of Cascadia Capital's financial analysis contains disclosure that does not provide a meaningful summary of the analyses performed. Please revise to describe what the financial advisor did and how the analysis and conclusion are relevant to stockholders and specifically to the consideration offered. For each method of analysis, please revise to provide disclosure about the underlying data used in each analysis. Please include comparable information for the issuer if the financial advisor considered this information. It may be useful if the information is disclosed in tabular format. As part of the revisions, please describe the purpose of each analysis and why particular measures, multiples, rates, and ratios were chosen for analysis. Refer to Item 1015(b)(6) of Regulation M-A.

21. We note that Cascadia Capital compared certain financial and market information for Helix with that of selected publicly traded companies which Cascadia Capital deemed to be relevant. Please describe the criteria for selecting the publicly traded companies, describe the reasons for excluding any selected companies from the analysis, and identify the selected companies. Please also apply this comment to the data underlying the disclosure in the analysis of comparable transactions, private investments in comparable public companies, and comparable going private transactions.

22. We note that Cascadia Capital conducted such other financial studies, analyses and investigations, and considered such other information financial, economic and market criteria, as Cascadia Capital deemed necessary or appropriate. Please revise your disclosure to describe these other "financial studies, analyses and investigations," and "such other information financial, economic and market criteria."

Sources and Amounts of Funds and Expenses, page 32

23. Please revise to clarify that Helix has an LOC Agreement with Mr. Frank Nickell and that Mr. Frank Nickell has a letter of credit with JPMorgan Chase, as described on page 40.

Process for Payment for Fractional Shares Held by Cashed-Out Stockholders, page 33

24. We note your statement, "We *believe* that no service charge, brokerage commission, or transfer tax will be payable by any Cashed-Out Stockholder in connection with the cash-out of shares in the Reverse Stock Split." Please revise your disclosure to describe any situations where service charges, brokerage commissions or transfer taxes may be payable.

Security Ownership of Certain Beneficial Owners and Management, page 38

25. Please update this information as of a more recent date and include ownership information after the reverse stock split.

26. Please revise to describe any relationship between Mr. David Nickell and Mr. Frank Nickell, or advise us. Please also revise to clarify the references to Mr. Nickell throughout your document.

27. Please revise to include RBFSC Inc. in the beneficial ownership table and include a footnote that identifies the natural persons who control RBFSC.

Solicitation of Proxies, page 40

28. We note your disclosure that "directors, officers and employees" may solicit proxies. Please identify the class of employees that will be used in connection with the transaction. Please refer to Item 1009(b) of Regulation M-A.

29. We note that in addition to solicitation by mail, your directors, officers and other employees may contact stockholders by telephone, email, in person or otherwise to request their proxy. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview, telephone, over the internet, television or radio must be filed under the cover of Schedule 14A. Please refer to Rule 14a-6(b) and (c). Please supplementally confirm your understanding.

Voting Procedures, page 41

    30. We note that stockholders may vote by telephone or via the internet by following the instructions on the proxy card. However, we also note that no instructions to vote by telephone or via the internet are provided on the proxy card. Accordingly, please revise the proxy card to provide instructions to vote by telephone or via the internet.

Revocability of Proxies, page 41

    31. Please revise this section to provide the address to which any stockholder who wishes to revoke a proxy may send an instrument of revocation or later dated proxy.

Incorporation of Certain Documents by Reference, page 49

    32. We note that it does not appear that Helix is eligible to incorporate by reference. Refer to Item 12(f) and Item 13(a) and (b)(2) of Schedule 14A. Please append the Form 10-K and Forms 10-Q to the proxy statement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company (and all additional filing persons) acknowledging that:

- the company (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Johnny Gharib, Staff Attorney, at (202) 551-3170 or me at 202-551-3411 with any questions.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions